Exhibit 99.22

Rider to Loan and Security Agreement No. 4508

dated _____________________ (the "Agreement")

between Pittsfield Mold & Tool, Inc. ("Debtor") and

Wentworth Capital, a division of Charter Financial, Inc. ("Secured Party")

The Agreement shall be amended as follows:

1. It shall be an additional Event of Default under the Agreement if, at any time during the term of the Agreement, Debtor shall fail to be in compliance with any of the following:

(i) Debtor shall maintain at all times a "cash flow coverage ratio" of 1.25x;

(ii) Debtor shall maintain at all times a "current ratio" of 1.1x;

(iii) Debtor shall maintain at all times a "quick ratio" of .6x; and

(iv) Debtor shall not make any loan or transfer of any money to United Shields Corporation, nor pay any liability of United Shields Corporation; provided, however, that Debtor may pay a monthly management fee to United Shields Corporation which fee shall not exceed six percent (6%) of Debtor's gross monthly revenues for such month (the "Monthly Fee"); provided, however, that Debtor may not pay the Monthly Fee (i) if, after paying such Monthly Fee, Debtor's "cash flow coverage ratio for such month would be less than 1.25 to 1.0 (the "Cash Flow Coverage Test"), but provided that payment of a portion of Monthly Fee shall be permitted if such payment would not cause Debtor to violate the Cash Flow Coverage Test, or (ii) if an Event of Default has occurred under the Agreement. To the extent, if any, that Debtor determines, after calculating its gross monthly revenues and its cash flow coverage for such month, that it has paid United Shields Corporation a Monthly Fee in excess of six percent (6%) and/or has failed to meet the Cash Flow Coverage Test after payment of the Monthly Fee (or a portion thereof), then Debtor shall promptly obtain a rebate from United Shields for such excess previously paid.

As used herein:

"Cash flow coverage ratio" shall mean Debtor's "cash flow" divided by Debtor's "current funded debt requirements." "Cash flow" shall mean Debtor's after tax, net profit (after payment of the Monthly Fee or any portion thereof as permitted herein) exclusive of extraordinary gains plus non-cash outlay expenses of depreciation and amortization less dividends and distributions to shareholders. "Current funded debt requirements" shall mean all current maturities of Debtor's long term debt, including capital leases, shown on applicable financial statements;

"Current ratio" shall mean the sum of cash, cash equivalents, accounts receivable and inventory divided by total current liabilities; and

"Quick ratio" shall mean the sum of cash and accounts receivable divided by total current liabilities.

IT IS EXPRESSLY UNDERSTOOD AND AGREED THAT A FAILURE BY SECURED PARTY TO INSIST ON STRICT COMPLIANCE WITH ANY PROVISION OF THIS RIDER IN ANY FISCAL PERIOD SHALL NOT CONSTITUTE A WAIVER OF DEBTOR'S OBLIGATION TO COMPLY WITH SUCH PROVISION IN ANY SUBSEQUENT PERIOD.

Except as expressly provided herein, all accounting terms used herein shall be interpreted in accordance with generally accepted accounting principles as in effect from time to time (except that in determining "current ratio" only cash, cash equivalents, accounts receivable and inventory shall be counted as current assets).

2. The Agreement shall be amended by deleting subsection (j) of Section 7 of the Agreement and replacing it with the following new subsection:

(j) maintain a system of accounts established and administered in accordance with generally accepted accounting principles and practices consistently applied, and, within thirty (30) days after the end of each fiscal month, deliver to Secured Party a balance sheet as at the end of such month and statement of operations for such month for Debtor and for United Shields Corporation, and, within fifty (50) days after the end of each fiscal quarter, deliver to Secured Party a consolidated balance sheet as at the end of such quarter and statement of operations for such quarter for United Shields Corporation, and, within ninety-five (95) days after the end of each fiscal year, deliver to Secured Party a consolidated balance sheet as at the end of such year and statement of operations for such year for United Shields Corporation, in each case prepared in accordance with generally accepted accounting principles and practices consistently applied and certified by Debtor's chief financial officer as fairly presenting the financial position and results of operation of Debtor, and, in the case of year end financial statements, audited by an independent accounting firm acceptable to Secured Party.

This Rider shall be deemed to be an indivisible part of and supplement to the Agreement.

IN WITNESS WHEREOF, the parties have executed this Rider simultaneously with the Agreement.

Pittsfield Mold & Tool, Inc.	Wentworth Capital, a division of Charter Financial, Inc.

By:__________________________	By:_________________________
Title:_________________________	Title:________________________